

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2021

Anuradha B. Subramanian
Chief Financial Officer
Bumble Inc.
1105 West 41st Street
Austin, Texas 78756

>    **Re:  Bumble Inc.**
>        **Registration Statement on Form S-1**
>        **Filed January 15, 2021**
>        **File No. 333-252124**

Dear Ms. Subramanian:

  We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.  We note that you have added disclosure indicating that Ms. Wolfe Herd, Blackstone and Accel will have outsized Class A and Class B common stock voting rights as compared to other holders of your Class A and Class B common stock.  Please revise to:

    •  Briefly and clearly explain the purpose of these outsized voting rights on the cover page;

    •  Identify each Principal Stockholder on the cover page and disclose each Principal Stockholder's expected post-IPO economic ownership and voting control percentages;

- Describe any other material effects or risks, whether intended or not, of the outsized voting rights.  For example, if the outsized voting rights will enable the Principal Stockholders to more easily engage in hedging or other similar types of transactions than other holders of your Class A and Class B common stock, please revise to discuss this;

- Clarify the circumstances under which the voting power of the Principal Stockholders may increase after the IPO.  For example, clarify whether shares of Class A common stock purchased or otherwise acquired by the Principal Stockholders after the IPO would have these outsized voting rights and whether additional common units of Bumble Holdings issued to the Principal Stockholders after the IPO would result in additional outsized voting rights; and

- Clarify whether the transfer or sale of shares of Class A or Class B common stock or common units of Bumble Holdings by a Principal Stockholder will terminate the outsized voting rights or whether these outsized voting rights are transferable to other holders.

Additionally, please supplementally provide:

- A legal opinion that opines on the legality of this voting structure under Delaware law and ensure that it include citations to the specific authority relied upon;

- A form of your governing documents that describes the outsized Class A and Class B voting rights; and

- Confirmation that Nasdaq has affirmatively stated that your disparate Class A voting structure is consistent with its listing standards, including Nasdaq Rule 5640.

Please note that we may have additional comments when information in your filing is filled in and upon review of your response.

Cover Page

2.  Disclosure indicates that you will be a "controlled company" and that you will disclose the percentage of combined voting power of your Class A and Class B common stock controlled by Ms. Wolfe Herd, Blackstone and Accel.  As it appears that Blackstone will control substantially more than 50% of your voting power, please revise the cover page to also separately disclose Blackstone's voting power percentage.  Additionally, you disclose on page 19 that as a "controlled company" you intend to rely on exemptions from certain corporate governance requirements of Nasdaq and you describe certain of these exemptions in a risk factor on page 59.  Please revise the risk factor or elsewhere to

identify which exemptions you intend to rely on.

Organizational Structure, page 10

3.     Tell us whether the Principal Stockholders' voting and economic interests in Bumble Holdings prior to the IPO equal the voting and economic interests in the Company immediately following the IPO.  In addition, to better understand the purpose of your capital structure, tell us why Principal Stockholders will receive Class A common stock with different voting rights instead of Class B shares with greater voting interests than the other holders of the common units.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.  Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc:     Joshua Ford Bonnie